Mail Stop 3561

October 30, 2009

By Facsimile and U.S. Mail

Mr. Jonathan Bush
Chief Executive Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, Massachusetts 02472

>   **Re: athenahealth, Inc.**
>   **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 24, 2009**
>   **File No. 001-33689**

Dear Mr. Bush:

    We have reviewed your response to our letter dated October 6, 2009 and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

Cash Incentives Awards, page 24

2008 Awards, page 24

1. We note your response to comment two of our letter dated October 6, 2009, which discusses the performance measures and targets utilized in connection with the Corporate Scorecard and the Growth Scorecard. Please also confirm that the specific performance measures and targets that you have not disclosed in your 2008 proxy statement with respect to the G&A Scorecard are the same performance measures and targets that were the subject of your discussions with the Staff in connection with your initial public offering and that would cause competitive harm if publicly disclosed.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Bison
Goodwin Procter LLP
Via Facsimile